Connecticut Office:

Form 20-F, File No. 001-32500

24 Candleview Drive

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – January 19, 2015

Tanzanian Royalty Postpones AGM to May 28, 2015

Toronto, Ontario - Tanzanian Royalty Exploration Corporation (TSX:TNX/NYSE:TRX) announces that the Toronto Stock Exchange has granted the Company’s request to postpone its annual general meeting to May 28, 2015.

In conjunction with the on-going development of the Company’s Buckreef Gold Mine Project in Tanzania, the Company is actively seeking additional project financing.  Such financing could result in the necessity for a shareholder vote.  The TSX has therefore granted the extension to avoid the potential duplication of costs associated with having two meetings within a short timeframe.

“We are very pleased with our progress to date, and look forward to providing a comprehensive report to shareholders on the current and subsequent phases of our Buckreef Project,” stated James E. Sinclair, Chief Executive Officer.

A Notice of Meeting, Information Circular and form of Proxy for the AGM will be provided in advance of the annual general meeting, to be held May 28, 2015 at 10 a.m. at St. Andrew’s Club & Conference Centre in Toronto, Ontario.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT  have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.